Valgro Funds, Inc.
Advisory Contract

By this contract, Valgro Investments, Inc. ("Adviser"), a California corporation, agrees to be the investment adviser to the Valgro Fund of Valgro Funds, Inc. ("Advisee"), an Illinois corporation, in exchange for which Advisee agrees to pay Adviser the following fee. On each business day that the New York Stock Exchange is open for trading, a fee of 0.9% of 1/250 of that day's closing net assets (before adviser fees) is accrued. Accrued fees must be paid at least monthly.

The contract shall commence upon approval by Advisee's shareholders. The contract is for a term of one hundred years, provided its continuance is approved at least annually by Advisee's board of directors or shareholders. Adviser or Advisee may terminate the contract without penalty on 60 days' notice, and the contract terminates automatically upon its assignment.

Adviser shall be given discretionary authority over Advisee's brokerage account, but not custody over Advisee's assets. Subject to Adviser's and Advisee's codes of ethics, Adviser shall be permitted to execute any trades that are legally permitted for Advisee, consistent with the Advisee's investment objectives as stated in Advisee's prospectus, and within Advisee's economic means. Advisee or its transfer agent shall inform Adviser when cash is needed for redemptions, distributions, and expenses, and when cash is available from purchases, and Adviser shall make any securities trades necessary to accomodate this.

Signed on March 19, 2003, in San Francisco, California:

Robert Rintel
President & Chairman, Valgro Funds, Inc.

Robert Rintel
President & Chairman, Valgro Investments, Inc.